Exhibit 99.1

VivoPower Announces Effectiveness of New Stock Ticker “VIVO” and Corporate Name Change

LONDON, March 16, 2026 - VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”), a leading B Corp-certified global developer and owner of powered land and data center infrastructure for AI compute applications, is pleased to announce that effective today, before the open of trading on the Nasdaq stock market, its stock will be traded under the new ticker “VIVO”.

The Company has also officially completed its corporate name change to VivoPower PLC. Both the ticker and name change reflect the Company’s strategic focus on building, owning, and leasing powered land and data center infrastructure for AI compute applications.

The name change does not affect the rights of shareholders, and no action is required from current shareholders.

VivoPower’s core scope remains the provision of land, power, and real-estate infrastructure, while technology and operations remain under the domain of the lessor. The Company aggregates the scarcest input in the data center value chain—power-secured land—and monetizes these assets through long-term, bankable lease contracts with sovereign nations, hyperscalers, neocloud players, and other tenants.

About VivoPower

Originally founded in 2014 and listed on Nasdaq since 2016, VivoPower is an award-winning B Corporation with a global footprint spanning the United Kingdom, Australia, North America, Europe, the Middle East, and Southeast Asia. Today, VivoPower’s mission is to be the independent, trusted partner for sovereign nations that develop and operate sustainable data center infrastructure, ensuring sovereign control over power, data, and national intelligence. In doing so, VivoPower helps sovereign nations bridge the gap between their energy assets and their AI ambitions by providing the Power-to-X infrastructure necessary to build and control their own domestic intelligence hubs.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

media@vivopower.com